SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL CNPJ No. 76.483.817/0001-20 PUBLIC COMPANY CVM Registration No. 1431-1 NIRE 41300036535 CERTIFICATE OF THE MINUTES OF THE 278th ORDINARY MEETING OF THE BOARD OF DIRECTORS I hereby certify, for all intents and purposes, that on September 17, 2026, at 8:30 a.m., at Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, the members of the Board of Directors - CAD, who sign at the end, met to discuss the items on the agenda for this meeting. Mr. Marcel Martins Malczewski, Chairman of the Board, greeted everyone and noted the participation of Mr. Raul Almeida Cadena via videoconference, Mr. Daniel Pimentel Slaviero as a guest, and Ms. Isabel Zaiczuk Raggio as secretary. Among other matters, the Board of Directors deliberated on: 01. DELISTING OF SHARES FROM LATIBEX - Mr. Felipe Gutterres Ramella, Vice President of Finance and Investor Relations, together with his team, presented the proposal to delist the Company’s shares from Latibex, a Madrid-based stock exchange, highlighting the main rules, procedures, and definitions regarding the subject. After reviewing the matter and the documentation presented, and considering the recommendation in favor of the proposal by the Executive Board at its 2,669th Meeting on September 10, 2026, the Board of Directors unanimously resolved to approve the proposal to delist the Company’s shares from Latibex, as recorded in the copy of the material provided, which remains filed with the Secretariat. ----------------------------------------------------------------- 02. REVISION OF NPC 0301 - IT AND CYBER SECURITY POLICY - AI CHAPTER - Mr. Diogo Mac Cord de Faria, Vice President of Strategy, New Business, and Digital Transformation, and Mr. Vicente Loiácono Neto, Director of Governance, Risk, and Compliance, presented the need for and rationale behind the revision of NPC 0301 - Copel’s Information Technology and Cybersecurity Policy, particularly regarding the establishment of guidelines for the secure, ethical, transparent, and responsible use, development, and acquisition of Artificial Intelligence systems. Next, members of the Cybersecurity and Information Security Committee - CSCI were heard; they reported having analyzed the matter at their 10th Meeting on September 14, 2026, and recommended its approval to this Board. After reviewing the matter and considering the favorable opinion of the Executive Board at its 2,669th Meeting on September 10, 2026, as well as that of the CSCI, as noted above, the Board of Directors resolved to approve the proposed revision of NPC 0301 - Information Technology and Cybersecurity Policy as recorded in the document held by the Secretariat. -------------------------------------------------------------- The other matters dealt with at this meeting have been omitted from this certificate, out of legitimate caution, supported by the Administration’s duty of secrecy, in accordance with the caption of article 155 of Law no. 6.404/76, since they relate to interests that are merely internal to the Company, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Attendees: MARCEL MARTINS MALCZEWSKI (Chairman); GERALDO CORRÊA DE LYRA JUNIOR; HARRY SCHMELZER JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and ISABEL ZAICZUK RAGGIO (Secretary). ISABEL ZAICZUK RAGGIO Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 17, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.